Mexico City, October 22, 2013

DIRECCIÓN JURÍDICA

SUBDIRECCIÓN DE CONSULTORÍA JURÍDICA

GERENCIA JURÍDICA DE FINANZAS

H. Roger Schwall

Assistant Director

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:      Petróleos Mexicanos

Form 20-F for the Fiscal Year Ended December 31, 2012

Filed April 30, 2013

File No. 000-00099

Dear Mr. Schwall:

By letter dated September 25, 2013, the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) provided a comment on Petróleos Mexicanos’ annual report on Form 20-F for the fiscal year ended December 31, 2012 (the “2012 Form 20-F”), which was filed with the Commission on April 30, 2013. In response to your comment and on behalf of Petróleos Mexicanos, its subsidiary entities and its consolidated subsidiary companies (collectively, “PEMEX”), we hereby submit the response below. For your convenience, we have reproduced below in italics the Staff’s comment and have provided a response immediately below the comment.

Major Shareholders and Related Party Transactions

1.	We note your disclosure at page 170 regarding the franchise agreements between Pemex-Refining and companies affiliated with your Chairman of the Board of Directors. Please revise your disclosure to quantify payments made to such companies by Pemex-Refining in 2012, or payments made by such companies to Pemex-Refining in 2012. In the alternative, please tell us why you believe that such disclosure is not required. Please refer to Item 7.B of Form 20-F.

PEMEX acknowledges the Staff’s comment. We have reviewed Item 7.B of Form 20-F, which requires, in relevant part, that a company disclose the “nature and extent” of any material related party transactions, as well as any transactions that are “unusual in their nature or conditions,” and believe that our existing disclosure with respect to these transactions is adequate and no additional disclosure is required for the reasons set forth below.

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The companies affiliated (as described on page 170 of the 2012 Form 20-F, the “Affiliated Entities”) with Mr. Pedro Joaquín Coldwell, Chairman of the Board of Directors of Petróleos Mexicanos, operate retail service stations and a related wholesale distributor in Mexico that purchase gasoline and other products from Pemex-Refining pursuant to the agreements entered into among Pemex-Refining and the Affiliated Entities, as described in more detail below. We would highlight that all of these agreements were entered into prior to Mr. Joaquín Coldwell’s recent appointment as Secretary of Energy of Mexico, which, under the Ley de Petróleos Mexicanos (Petróleos Mexicanos Law), triggered his appointment as Chairman of the Board of Directors of Petróleos Mexicanos.

With respect to the nature and extent of the agreements among Pemex-Refining and the Affiliated Entities, we note that the amount of payments made by the Affiliated Entities to Pemex-Refining during 2012 pursuant to such agreements was not material to Pemex-Refining. The payments received in 2012 by Pemex-Refining from the Affiliated Entities for the sale of products represented approximately 0.09% of Pemex-Refining’s total sales (excluding intercompany sales) and approximately 0.04% of PEMEX’s total consolidated sales during this period. No payments were made by Pemex-Refining to the Affiliated Entities in 2012.

In addition, as we discussed on page 170 of the 2012 Form 20-F, the franchise agreements governing the retail service stations that are operated by the Affiliated Entities are based on PEMEX’s standard form of franchise agreement and contain terms and conditions substantially similar to those included in Pemex-Refining’s agreements with its other franchised retail service stations. Similarly, the agreement governing the wholesale distributor that is operated by the Affiliated Entities is based on PEMEX’s standard form of distribution agreement and contains terms and conditions substantially similar to those included in Pemex-Refining’s agreements with its other wholesale distributors. As a result, the transactions undertaken pursuant to these agreements were not unusual in their nature, and their terms and conditions were no more favorable than those available to non-related parties on an arm’s length basis.

Based on the foregoing, we believe that our disclosure, as provided in the 2012 Form 20-F, is sufficient for investors to understand the nature and extent of the transactions among PEMEX and the Affiliated Entities in the manner required by Item 7.B of Form 20-F. Accordingly, we believe that it is not necessary to amend the 2012 Form 20-F to include the amount of payments made by the Affiliated Entities to Pemex-Refining.

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In accordance with the requests at the end of your letter, PEMEX hereby acknowledges that it is responsible for the adequacy and accuracy of the disclosure in its filing; Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and PEMEX may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding the foregoing response or require any additional information, please do not hesitate to contact me at (011) (52) (55) 1944-9326 or Grant M. Binder at (212) 225-2575.

PETRÓLEOS MEXICANOS

By: /s/ Eduardo Raúl Calvo Barbeau
Eduardo Raúl Calvo Barbeau
Associate Managing Director of
Financial Legal Affairs

cc:	Ms. Karina V. Dorin
Ms. Laura Nicholson

U.S. Securities and Exchange Commission

Mr. Emilio Ricardo Lozoya Austin

Mr. Mario Alberto Beauregard Álvarez

Mr. Marco Antonio de la Peña Sánchez

Mr. Rodolfo Campos Villegas

Mr. Víctor M. Cámara Peón

Ms. Silvia Oropeza Querejeta

Mr. Rolando Galindo Galvez

Mr. Francisco J. Torres Suárez

Mr. Carlos Caraveo Sánchez

Petróleos Mexicanos

Mr. Jorge U. Juantorena
Mr. Grant M. Binder
Mr. Alex J. Speyer
Mr. Alejandro Canelas Fernandez

Cleary Gottlieb Steen & Hamilton LLP

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